SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number 333-52493

CASE EQUIPMENT RECEIVABLES TRUST 1999-B
(Exact name of Registrant as specified in its charter)

c/o The Bank of New York (Delaware)
White Clay Center, Route 273
Newark, DE 19711
(302) 283-8079
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Asset-Backed Notes, Classes A-1, A-2, A-3, A-4 and B
(Title of each class of securities covered by this Form)

NONE
(Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:  1

                Pursuant to the requirements of the Securities Exchange Act of 1934, Case Credit Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CNH RECEIVABLES INC.
By: CASE CREDIT CORPORATION, as Administrator

Dated: March 29, 2004	By:	/s/ Alberto Fornaro
	Name:	Alberto Fornaro
	Title:	Vice President and Chief Financial Officer